UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Northwest Bancorporation, Inc

(Name of Issuer)

Common

(Title of Class of Securities)

667337109

(CUSIP Number)

Holly Austin

Northwest Bancorporation, Inc

421 West Riverside, Suite 113

Spokane, WA 99201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Various

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Page 2 of 5 Pages

1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harlan D Douglass
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) Personal Funds
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 0
8) SHARED VOTING POWER 239,736
9) SOLE DISPOSITIVE POWER 0
10) SHARED DISPOSITIVE POWER 239,736

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,736
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.13%
14)	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock of Northwest Bancorporation, Inc, 421 West Riverside, Suite 113, Spokane, WA 99201.

Item 2.	Identity and Background.

(A)	Harlan D. Douglass

(B)	815 E. Rosewood, Spokane, WA 99208

(C)	Mr. Douglass is a private business owner and investor

(D)	Mr. Douglass has not been convicted in a criminal proceeding.

(E)	During the last 5 years Mr. Douglass has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in him being subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(F)	Mr. Douglass is a citizen of the U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

Through the use of personal funds the shares of Common Stock were purchased for a purchase price of $30,750.

Item 4.	Purpose of the Transaction.

Mr. Douglass purchased the shares of Common Stock for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(A)	According to the issuer, Northwest Bancorporation, Inc, the total outstanding shares of Common Stock as of December 31, 2008 was 2,367,246. As of the date of this filing Mr. Douglass is the beneficial owner of 239,736 shares of Common Stock, which represents approximately 10.1% of the shares of Common Stock outstanding.

(B)	Mr. Douglass shares the power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Stock with Mrs. Maxine Douglass, Spouse.

(C)	In the past year Mr. Douglass has purchased 5,000 shares at a cost of $6.15 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Douglass is a Director of Northwest Bancorporation, Inc.

Page 4 of 5 Pages

Item 7.	Material to Be Filed as Exhibits

Not applicable

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2009

/s/ Harlan D. Douglass